
TUYYO
WEFUNDER
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tuyyofoods and **2 others** ...

tuyyofoods 🚨 Free Shipping Alert! 🚨
In honor of our Wefunder campaign officially going live, we're offering FREE shipping on all orders over $25!

Have you been curious to try our aguas frescas? Now's the perfect time! Made with real ingredients and inspired by the flavors we grew up with, our aguas come in mango, strawberry, horchata, and hibiscus ☀️

And if you believe in what we're building, consider becoming part of our journey through our Wefunder campaign. This brand has always been rooted in community, and we're excited to grow alongside you!

1w

lavidaleahrose 🔥
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Liked by **la_yoselin** and **86 others**
June 2

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